UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    The San Francisco Company
                         (Name of Issuer)

                       Class A Common Stock
                  (Title of Class of Securities)

                            064772106
                          (CUSIP Number)

                    John C. Murphy, Jr., Esq.
                Cleary, Gottlieb, Steen & Hamilton
                  2000 Pennsylvania Avenue, N.W.
                   Washington, D.C. 20006-1801
                          (202) 974-1500
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                        November 30, 1992
     (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of ss.ss.
240.13d- 1(e), 240.13d-1(f) or 240.13d-1(g), check the following
box:   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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


CUSIP No. 064772106

1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES
      ONLY)

      PT Gunung Agung ("PTGA")

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
      INSTRUCTIONS)

      (a)  [ ]
      (b)  [X]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      BK
      WC

5.    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e) [  ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Indonesia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.    SOLE VOTING POWER

      16,600,845(1)

8.    SHARED VOTING POWER

      0

9.    SOLE DISPOSITIVE POWER

      16,600,845(1)

10.   SHARED DISPOSITIVE POWER


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


11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,600,845 (1)

12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (SEE INSTRUCTIONS) [  ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      52.3%

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      HC


(1) As described in Item 4 and Item 5, all of the shares beneficially owned by the reporting person are currently held in the name of Putra Masagung. While PTGA disclaims the existence of a group with Mr. Masagung, it is anticipated that (a) PTGA and Mr. Masagung will, as required by (and subject to the approval of) Federal and California state bank regulatory authorities, deposit of all such shares into a voting trust pursuant to a Voting Trust Agreement with a Voting Trustee to be identified (which Voting Trustee must be acceptable to such authorities) or otherwise convey voting control of such shares to an acceptable third party, and (b) such Agreement or conveyance, among other things, will (i) transfer to Voting Trustee or a third party the exclusive right to vote such shares, and (ii) provide that the Voting Trustee or the third party shall sell all of such shares within a specified period of time.

PTGA's ability to exercise certain stockholder rights, including with respect to the disposition and/or voting of all of the shares beneficially owned by PTGA, may be restricted by Federal and California state bank regulatory authorities. See Item 5.


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


Item 1.  Security and Issuer.

      This statement relates to shares of Class A Common Stock of The San Francisco Company ("Issuer"). The address of Issuer's principal executive offices is 550 Montgomery Street, San
Francisco, California 94111.

Item 2.  Identity and Background.

      (a)-(c) PTGA is a corporation organized under Indonesian law. The address of PTGA's executive offices is 55 M.H. Thamrin Street, Jakarta, Indonesia. PTGA is a holding company whose subsidiaries are engaged in diversified businesses, including wholesale and retail trading, manufacturing, mining, real estate and financial services. The name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of PTGA are set forth in Annex A hereto and are incorporated herein by reference.

      PT Kosgoro, a corporation organized under Indonesian law, owns 47% of PTGA. The address of PT Kosgoro's executive offices is 34 Teuku Tjik Ditiro Street, Central Jakarta, Indonesia. PT Kosgoro's principal businesses are agriculture, real estate and trading. PT Kosgoro is wholly owned by four individuals, Hayono Isman, Martono, Wahyu Widodo and Bambang Sentanu. These individuals have declared that their ownership interests in PT Kosgoro are intended to be for the benefit of the 14 million members of Kosgoro. Kosgoro was established in 1957 by a group of veterans of the student army involved in the struggle for independence of the Republic of Indonesia. The name, business address, present principal occupation or employment and citizenship of each of Hayono Isman, Martono, Wahyu Widodo and Bambang Sentanu and of each other director or executive officer of PT Kosgoro are set forth in Annex B hereto and are incorporated herein by reference.

      PT Trimuda, a corporation organized under Indonesian law, owns 31% of PTGA. The address of PT Trimuda's executive offices is 53 M.H. Thamrin Street, Jakarta, Indonesia. PT Trimuda is a trading company. PT Trimuda is wholly owned by three individuals, Marcel Maulana, Erik Boy Kosasie and Hayono Isman. The name, business address, present principal occupation or employment and citizenship of each of Marcel Maulana, Erik Boy Kosasie and Hayono Isman, who are also the directors and executive officers of PT Trimuda, are set forth in Annex C hereto and are incorporated herein by reference.


      (d)  Not Applicable.

      (e)  Not Applicable.


Item 3.  Source and Amount of Funds or Other Consideration.

      PTGA acquired 16,600,845 shares of Issuer's Class A Common Stock in a series of transactions from 1992 to 1995 for a total of approximately $32 million. The sources of these funds were as follows: approximately $8 million from working capital and approximately $24 million from loan proceeds. The loans were provided by two banks: $20 million from The PT Indopac Perdana Finance, LTD. Corporation (Bank Pacific Group) (the "Bank Pacific Loans") and approximately $4 million from PT Bank Dharmala (the "Bank Dharmala Loan" and, together with the Bank Pacific Loans, the "Loans").

Item 4.  Purpose of Transaction.

      (a) - (j) Except as described below, PTGA has no such plans or proposals. The purpose of PTGA's purchases of Issuer's Class A Common Stock was and is solely for investment purposes. PTGA does not, and has never had, an intent to control, and has never attempted or actually controlled, the business, operations, governance or policies of Issuer in any way. PTGA has never been represented on Issuer's Board of Directors and has never sought such representation. See Item 5.

      PTGA is in the process of considering its alternatives with respect to the PTGA Shares (defined in Item 5), and it is anticipated that (a) the PTGA Shares and the Masagung Shares (defined in Item 5) will be deposited into a voting trust pursuant to a Voting Trust Agreement acceptable to Federal and California state bank regulatory authorities with a Voting Trustee to be identified (which Trustee must be acceptable to such authorities) or otherwise convey voting control of such shares to an acceptable third party, and (b) such Agreement or conveyance, among other things, will (i) transfer to the Voting Trustee the exclusive right to vote such Shares, and (ii) provide that the Voting Trustee shall sell all of such Shares within a


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


specified period of time. Any such action may result in one or more of the events described in Item 4 (a) - (j). See Item 5.

Item 5.  Interest in Securities of the Issuer.

      (a)-(b) PTGA beneficially owns 16,600,845 shares (or approximately 52.3%) of Issuer's Class A Common Stock (the "PTGA Shares"). Putra Masagung is the record holder of an additional 14,426,457 shares (or approximately 45.5%) of Issuer's Class A Common Stock (the "Masagung Shares"). All of the PTGA Shares are held in the name of Putra Masagung and Mr. Masagung has previously reported ownership of all of the PTGA Shares and Masagung Shares.

      The PTGA Shares were acquired without prior approval of Federal and California state bank regulatory authorities. PTGA's ability to exercise certain stockholder rights, including with respect to the disposition and/or voting of all of the PTGA Shares, may be restricted by such authorities. PTGA has been involved in discussions with the Federal and California state bank regulatory authorities regarding an appropriate resolution of these matters. Subject to the foregoing, PTGA has sole voting and dispositive power with respect to all of the PTGA Shares. PTGA does not have any shared voting or dispositive power with respect to the Masagung Shares. See Item 4 and Item 6.

      While PTGA disclaims that Mr. Masagung and PTGA form a "group" for purposes of the U.S. securities laws and PTGA and Mr. Masagung have acknowledged that the PTGA shares held in Mr. Masagung's name are beneficially owned by PTGA and that any profits or losses relating to the PTGA shares are for PTGA's account (a copy of the notarial deed between PTGA and Mr. Masagung, dated April 30, 1997 (the "Notarial Deed") to this effect is attached hereto as Exhibit 1 and is incorporated herein by reference), it is anticipated that the PTGA Shares and the Masagung Shares will be deposited into a voting trust pursuant to a Voting Trust Agreement acceptable to Federal and California state bank regulatory authorities or that voting control of such shares will otherwise be conveyed to an acceptable third party, as described in Item 4. PTGA has no other contract, arrangement, understanding or relationship with Mr. Masagung (or any other person)regarding the PTGA Shares or the Masagung Shares, including but not limited to transfer or voting of any of such shares, finder's fees, joint ventures, loan or option


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


arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

      (c) None.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Except as described in Item 5, PTGA has no contract, arrangement, understanding or relationship with Mr. Masagung or any other person regarding the PTGA Shares or the Masagung Shares, including but not limited to transfer or voting of any of such shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies. PTGA is in the process of considering its alternatives with respect to the PTGA Shares, including depositing the PTGA Shares into a voting trust pursuant to a Voting Trust Agreement acceptable to Federal and California state bank regulatory authorities or otherwise conveying voting control of such shares to a third party as described in Item 4.

Item 7.  Materials to be Filed as Exhibits.

      1.  Notarial Deed.


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


                            SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 2, 1998

                              PT GUNUNG AGUNG



                                /s/ Lego Nirwhono
                              ---------------------------
                              Name: Lego Nirwhono
                              Title:President Director

                                                          ANNEX A

                      Identity and Background
                      -----------------------

      The following table sets forth the names, addresses and principal occupations of the executive officers and directors of PT Gunung Agung. The principal business address of each such director and executive officer is the address PT Gunung Agung, 55 M.H. Thamrin Street, Jakarta, Indonesia. Each of such persons is a citizen of Indonesia.

    Name                                Occupation

Lego Nirwhono                     President Director of PTGA

Tanto Sudiro                      Managing Director of PTGA

Bambang W. Suharto                Chairman of the Board of
                                  Directors of PTGA

Setya Novanto                     Member of the Board of
                                  Directors of PTGA

Haji Muhammad Uncu Natsir         Member of the Board of
                                  Directors of PTGA


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


                                                          ANNEX B

                      Identity and Background
                      -----------------------

      The following table sets forth the names, addresses and principal occupations of Hayono Isman, Martono, Wahyu Widodo and Bambang Sentanu and each of the executive officers and directors of PT Kosgoro. Except as set forth below, the principal business address of each such person is the address PT Kosgoro, 34 Teuku Tjik Ditiro Street, Central Jakarta, Indonesia. Each of such persons is a citizen of Indonesia.

   Name                                Occupation

Hayono Isman                      Director of PT Kosgoro

Martono                           Chairman of the Board of
                                  Directors of PT Kosgoro

Wahyu Widodo                      Managing Director of PT Kosgoro

Bambang Sentanu

M. W. Soedarto                    Member of the Board of
                                  Directors of PT Kosgoro

                                                          ANNEX C

                      Identity and Background
                      -----------------------

      The following table sets forth the names, addresses and principal occupations of each of the executive officers and directors of PT Trimuda. The principal business address of each such director and executive officer is the address PT Trimuda, 53 M.H. Thamrin Street, Jakarta, Indonesia. Each of such persons is a citizen of Indonesia.

    Name                                Occupation

Marcel Maulana                    Head Director of PT Trimuda

Erik Boy Kosasie                  Director of PT Trimuda

Hayono Isman                      Member of the Board of
                                  Directors of PT Trimuda
                                  and Director of PT Kosgoro


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


Exhibit                   Description
Number
-----------------------------------------------------------------


1.          Notarial Deed.

                                                        EXHIBIT 1

NOTARIAL AND DEED OFFICE
TEDDY ANWAR, SH
Wisma Benhil, Blok C4
Jend. Sudirman St., Kav. 36
Tel. 5736634-573914
CENTRAL JAKARTA

                        Joint Declaration
                           Number: 249

On this day, WEDNESDAY, April 30, 1997

There appeared before me, TEDDY ANWAR, Master of Laws, a notary in Jakarta, in the presence of witnesses known to me, the notary, and whose names will be given at the end of this document:

1. Mr. PUTRA MASAGUNG, private individual, residing at Permata Hijau Street, Blok A 38, Hamlet 005, Ward 009, Subdistrict of Grogol, Jakarta, District of Kebayoran, Jakarta, holder of resident's identity card Number: 4501.17901/1905520196; hereinafter called:

                         The First Party

2. Mr. LEGO NIRWHONO, private individual, residing at 7 Inspeksi Saluran Street, Hamlet 005, Ward 007, Subdistrict of Cipinang, District of Jatinegara, Jakarta, holder of resident's identity card Number: 5407.14015/120531052; according to his own statement in this matter acting in his position as President Director and therefore legally representing the management of and thus for and on behalf of the PT GUNUNG AGUNG, Ltd. Corporation, domiciled in Jakarta whose entire laws and by laws were amended and published in
     volume 49 and Supplementary Number 2736 of the     State
     Gazette of the Republic of Indonesia on June 18, 1993;

     amended in the following instruments:

        Number 94 of May 31, 1993;
        Number 13 of February 8, 1994;

     both of which were drawn up before Rahman Arie Soetardjo, Master of Laws, Notary in Jakarta; and whose most recent


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


     managerial structure was drawn up in an instrument dated
     December 18, 1995 before Rahman Arie Soetardjo, Master of
     Laws, Notary in Jakarta; hereinafter called:

                        The Second Party

The parties are known to me, the Notary.

The parties are acting on their own behalf and, as stated above, herein state the following:

1. The First Party purchased 17,481,126 (seventeen million four hundred eighty one thousand one hundred twenty six) shares in the BANK OF SAN FRANCISCO,domiciled in San Francisco, California, United States of America: hereinafter called the BANK OF SAN FRANCISCO) upon instructions from the Second Party.

2. Of the above-mentioned 17,481,126 (seventeen million four hundred eighty one thousand one hundred twenty six) shares, the Second Party transferred 880,280 (eight hundred eighty thousand two hundred eighty) shares of common stock of the BANK OF SAN FRANCISCO to the First Party as compensation for the First Party's 3,500,000 (three million five hundred thousand) shares in the PT TOKO GUNUNG AGUNG, Ltd. Corporation, domiciled in Jakarta, which had been sold by the Second Party with the permission of the First Party in the interest of the Gunung Agung Group, so that therefore the Second Party had 16,600,846 (sixteen million six hundred thousand eight hundred forty six)shares in the BANK OF SAN FRANCISCO.

3. That the money or funds used by the First Party to purchase the above-mentioned shares was not actually the First Party's money, but all of the money or funds came from the Second Party, so that the Second Party is the owner of said shares, except for the shares transferred to the First Party, as mentioned in point 2 above, which shares are listed in detail in the Shares List signed by the parties, with sufficient revenue stamps, and attached to the original of this instrument (hereinafter called the SHARES LIST).

4. The Second Party's above-mentioned shares were purchased with Second Party funds, including funds which the Second
     Party had obtained from the following loans: US$20,000,000


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


     (twenty million U.S. dollars) from The PT Indopac Perdana Finance, Ltd. Corporation (Bank Pacific Group); US$3,800,000 (three million eight hundred thousand U.S. dollars) from PT Bank Dharmala; and loans from other third parties, financial institutions or banks.

But since at the time that the shares were purchased, the United States Federal Reserve and the State Banking Department, which have authority over the BANK OF SAN FRANCISCO, had not yet given the Second Party approval to register the above-mentioned shares in their name in accordance with applicable laws in the United States, said shares were purchased using the name of the First Party and therefore said shares were registered in the name of the First Party.

5. The Second Party promises and binds itself to repay all the debts or loans without exception which it used to purchase said shares, and furthermore the Second Party hereby states that it has full responsibility for and therefore releases and/or frees the First Party from all legal responsibility, including but not limited to claims and/or suits by any third party, for all risks arising from the purchase, the ownership and all transactions (including all transactions relating to the debts or loans obtained by the Second Party to fund the purchase of all the above-mentioned shares in the BANK OF SAN FRANCISCO and/or instructions to the Bank granting the loan to transfer the entire sum in the interest of increasing the BANK OF SAN FRANCISCO's capital) of said shares, including all necessary expenses of transferring ownership of said shares from the First Party to the Second Party or to another party granted power of attorney.

6. All profits and losses resulting from ownership of the above-mentioned Second Party's shares in the BANK OF SAN
     FRANCISCO are the full responsibility of the Second Party.

7. On April 19, 1995, the management of the Second Party instructed the First Party to use 1,200,000 (one million two hundred thousand) class A common shares of the Second Party's shares in the BANK OF SAN FRANCISCO registered in the name of the First Party as collateral with the Bank Dagang Negara in the interest of the Second Party Group, as is evident from declaration number 60 drawn up on April 19, 1995 before Rahman Arie Soetardjo, Master of Laws, notary in Jakarta.


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


8. The First Party can only use as collateral, sell or transfer the right to said shares with the written permission of the Second Party as owner of said shares.

9. If the First Party dies, the First Party's heirs or a party which has obtained the right from him, must completely turn over all of the shares to the Second Party, in accordance with applicable laws.

10. The First Party hereby grants power of attorney to the management of the Second Party and/or either jointly or individually with the right of substitution:

                          SPECIFICALLY

to act for and on behalf of and represent the First Party to sell, transfer ownership or do anything else to register said shares in the name of the Second Party, and for that reason the party which was granted the power of attorney has the right to go before the BANK OF SAN FRANCISCO or anyone else anywhere to provide, request and receive information and to draw up and sign all necessary applications, documents and instruments, without exception.

If a more specific or more detailed power of attorney is required for any action, that power will be considered to be included within this instrument.

Said power cannot be revoked for any reason whatsoever, including matters addressed in articles 1813, 1814 and 1816 of the Code of Civil Law.

11. The parties fully promise and bind themselves not to revoke or cancel this Declaration without the approval of the other
     Party.

12. The First Party is willing to take an oath to the accuracy of this declaration or statement.

                    THEREFORE THIS INSTRUMENT

is drawn up as the original and completed in Jakarta on the day and date given at the beginning of this instrument in the presence of:


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


1. Mrs. NI NYOMAN RAI SUMAWATI, Master of Laws, candidate notary, and

2. Mrs. ERLINDA RIDWAN PRASETYO, Master of Laws, both employees of the Notary's office and residing in Jakarta, as witnesses.

After I, the notary, read out this instrument to the parties and the witnesses, then the parties, the witnesses and I signed this instrument.

Drawn up without additions but with three emendations by replacement.

This original instrument has a sufficient number of revenue stamps and was signed in full.

                                   Provided as a copy Notary in
                                   Jakarta [illegible ink stamp]
                                   [revenue stamp] [signature]
                                   TEDDY ANWAR, SH

                          POWER OF ATTORNEY
           TO REGISTER THE SHARES OF BANK OF SAN FRANCISCO
                  UNDER THE NAME OF PT. GUNUNG AGUNG

                            NUMBER: 250

     On this day, Wednesday, the thirty day of April of the year one thousand nine hundred and ninety seven (30-4-1997); appear before me, TEDDY ANWAR, Sarjana Hukum, Notary in Jakarta, in the presence of witnesses, known to me, Notary and whose name will be the mentioned of the end of this deed: Mr. PUTRA MASAGUNG, businessman, residing at Jalan Permata Hijau Blok A 38, Jakarta Selatan, holder of Passport of the Republic of Indonesia, Number G 010388, issued on the fourth day of March, one thousand nine hundred and ninety seven (4-3-1997). The appearer is known to me, Notary. The appearer hereby declares:


     WHEREAS,

A. The appearer (hereinafter referred to as the "Grantor") is the registered holder of 16,600,847 (sixteen million six hundred thousand eight hundred forty seven) shares in the capital of BANK OF SAN FRANCISCO as described in the LIST OF SHARES hereto attached and signed by the Grantor (hereinafter the referred to as the "Shares").

B. The Grantor acknowledges that he bought the Shares under the instruction of and with the funds received from PT. Gunung Agung, a limited liability company duly established under the laws of the Republic of Indonesia (hereinafter the referred to as the "Company").

C. As the beneficial owner of the Shares the Company has the right to register the Shares under its name.

     NOW, THEREFORE, the Grantor hereby grants an irrevocable power and authority to the Company to register the Shares under its name. This Power of Attorney cannot be terminated by reason of any of the occurrences mentioned in Articles 1813, 1814 and 1816 of the Indonesian Civil Code or for any other reasons whatsoever.

     THEREAFTER, also appear before me, Notary, in the presence of the same witnesses: Mr. LEGO NIRWHONO, the President Director of the Company, residing at Jalan Inspeksi Saluran Number 7, Jakarta Timur, holder of identity card Number 5407.14015/120531052; according to his statement in this matter acting as the above mentioned capacity as such representing the Board of Directors of and therefore for and on behalf of the Company.

     The above second appearer declares that any and all statements made by the Grantor are true and correct and then accepts the Power of Attorney given by the Grantor in this deed and herewith signs the LIST OF SHARES hereto attached.

     IN WITNESS WHEREOF, this Deed has been drafted and executed, read and duly signed in Jakarta, on the day and date mentioned in the preamble of this Deed, in the presence of:

    1.   Miss NI NYOMAN RAI SUMAWATI, Sarajana Hukum, Candidat
          Notaris, and

    2. Miss ERLINDA RIDWAN PRASETYO, Sarajana Hukum, both assistants of notary and residing in Jakarta, as witnesses.

This Deed after having been duly read out by me, Notary, to the appearers and witnesses, is immediately signed by the appearers, witnesses and me, Notary.

Done without addition, deletion and substitution. This original deed is signed properly.

                                   Given as true copy Notary in
                                   Jakarta.

                                   [Seal]

                                   TEDDY ANWAR, SH.


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